SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of June 25, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
 Marconi Corporation today received the following letter:



                                                           Lowenstein Sandler pc
                                                                Attorneys at Law
                                                            65 Livingston Avenue
                                                                        Roseland
                                                                      New Jersey
                                                                      07068-1791



June 23, 2003

Via FedEx


Marconi Corporation plc
4th Floor, Regents Place
338 Euston Road
London
England NW1 3BT


Attn: Secretary


Re: Notification of Interest in Shares



Dear Sir or Madam:



On behalf of our client, Stephen Feinberg, enclosed is a Notification of Interests in Shares. Should you have any questions concerning the enclosed, please do not hesitate to contact me.



Very truly yours,


Robert G. Minion




                                                                 450 Park Avenue
                                                                      28th Floor
                                                                        New York
                                                                  New York 10022



Marconi Corporation plc
New Century Park
P O Box 53
Coventry
West Midlands
CV3 1HJ



For the Attention of the Company Secretary



                                                                  13th June 2003



                       Notification of Interest in Shares


Dear Sir or Madam:


Pursuant to Part VI of the Companies Act 1985, please be advised of the following material interests in shares in Marconi Corporation plc ("Marconi"):


1. The following entities (the "Shareholders") are the holders of ordinary shares in the capital of Marconi, as follows:



a)            Cerberus Partners, LP:                        6,615,633 shares
b)            Cerberus International, Ltd:                  11,230,996 shares
c)            Cerberus Series Two holdings, LLC:            8,613,320 shares
d)            Cerberus America Series One Holdings, LLC:    1,996,371 shares
e)            Cerberus Series One Holdings, LLC:            2,321,622 shares
f)            Cerberus Capital Management, L.P. and/or      9,054,507 shares
              certain funds and/or accounts managed by Cerberus Capital Management, L.P. or its affiliates


The ordinary shares listed above include shares subject to transactions that have been entered into by the Shareholders but have not yet settled.


2. The total number of shares held following this notification by the Shareholders (the "Shares") amounts to 39,832,449 (3.98% of the issued share capital of Marconi).


3. I, Stephen Feinberg, am entitled to exercise more than one-third of the voting power at general meetings of each of the Shareholders and therefore have a material interest in the Shares pursuant to Part VI of the Companies Act 1985.



Yours faithfully,



Stephen Feinberg









                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 25 June 2003